Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the interim condensed consolidated financial statements and results of operations (“MD&A”) of Xtra-Gold Resources Corp. (“Xtra-Gold” or our “company”) for the three months ended March 31, 2016 and 2015 should be read in conjunction with the interim condensed consolidated financial statements and the related notes to the company’s interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect Xtra-Gold’s plans, estimates and beliefs. Our company’s actual results could differ materially from those discussed in the forward-looking statements set out herein. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and as contained elsewhere in this MD&A. Our company’s condensed consolidated unaudited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2015, 2014 and 2013 and our annual report on Form 20-F, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and elsewhere in our 20-F annual report, particularly in the item entitled “Risk Factors” beginning on page 8 of our 20-F annual report.

Highlights for the Three Month Period Ended March 31, 2016

During the period ended March 31, 2016:

•	in connection with our gold recovery operations, we produced 581 ounces of raw gold. We sold 426 fine ounces of gold at an average price of US$1,059 per ounce.

•	we repurchased 105,500 shares for US$15,743 and cancelled them.

•	we advanced our knowledge of the Cobra Creek zone on the Kibi concession toward drill ready targets.

Highlights for the Year Ended December 31, 2015

During the year ended December 31, 2015:

•	in connection with our gold recovery operations, we produced 1,865 ounces of raw gold. We sold 1,754 fine ounces of gold at an average price of US$1,147 per ounce.

•	we repurchased 149,000 shares for US$18,901 and cancelled them.

•	we advanced our knowledge of the Cobra Creek zone on the Kibi concession toward drill ready targets.

Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing data, grid establishment, geological mapping, geophysical surveying, trenching and pitting to test the areas of anomalous soil samples and reverse circulation (RC) and/or diamond drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

Our mining portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

•

an exploration program consisting of additional outcrop stripping / trenching followed by detailed geological mapping and channel sampling to further investigate the auriferous occurrences discovered by the latest prospecting efforts and to further define the strike-extensions of the known gold-bearing shear zones;

•	prospecting / reconnaissance geology of the additional prospective IP/Resistivity targets present along the 2.2 km long Zone 5 grid is also planned; and
•	a drill program of approximately 2000 to 3000 meters at an estimated cost of $500,000.

at our Kwabeng project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and
•	the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

•	commenced placer gold recovery operations at these projects in 2015. No further exploration activity is planned at these projects until the Buccaneer litigation is resolved.

As at the date of this report, we have estimated $400,000 for the cost for soil sampling and trenching at our Kibi, Kwabeng and Pameng projects.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs and provides the best flexibility for our business operations.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas. We will look to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

We continued with our recovery of placer gold operations at our Kwabeng, Banso and Muoso properties in 2016. We contract out as many services as possible on our placer gold recovery operations to local Ghanaians in order to maximize cost efficiencies.

Our fiscal 2016 budget to carry out our plan of operations is approximately $800,000 to $1,100,000 comprised of $500,000 to $700,000 for our 2016 exploration program ($180,000) and planned drilling program on our Kibi gold project ($300,000 to $500,000) as disclosed in our 20-F annual report under Item 4.B – Information on Xtra-Gold – Business Overview and approximately $400,000 for general and administrative expenses, (which excludes approximately $100,000 in non-cash stock-based compensation expense). These expenditures are subject to change if management decides to scale back or accelerate operations. Until the gold price and share price recovers from continued weakness, the drilling program will be deferred.

Our company has historically relied on equity and debt financings to finance its ongoing operations. Existing working capital, possible debt instruments, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company’s operations, at current levels, over the next year. During the current year and subsequent to 2017, we will require additional capital to implement our plan of operations. We anticipate that these funds primarily will be raised through equity and debt financing or from other available sources of financing. If we raise additional funds through the issuance of equity or convertible debt securities, it may result in the dilution in the equity ownership of investors in our common stock. There can be no assurance that additional financing will be available upon acceptable terms, if at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to take advantage of prospective new opportunities or acquisitions, which could significantly and materially restrict our operations, or we may be forced to discontinue our current projects.

Trends

Gold prices slid during 2013, 2014 and again in 2015. Gold opened 2013 at $1,694 and closed 2015 at $1,060. The 2016 year opened with historically high levels of volatility in the face of global economic uncertainty and gold has responded to this volatility with a price increase. The most significant effect on gold prices was U.S. dollar strength against most currencies, as economic reports reflected a U.S. economic recovery in progress.

	Three	Twelve	Twelve	Twelve
	months	months	months	months
	2016	2015	2014	2013

High	1,278	1,295	1,385	1,693
Low	1,077	1,049	1,142	1,192
Average	1,181	1,160	1,266	1,411

The tone for the precious metals market in the near future will depend on whether the U.S. dollar will be supported and if the central banks will continue to maintain interest rates at low levels to support economic growth. The continued global easing of monetary policy could lead to higher inflation and further U.S. dollar volatility. This dollar volatility could have a positive impact on gold prices in the future. Conversely, subdued inflation rates and the recovering global economy could put downward pressure on the gold price. Additionally, recent economic events could have a positive effect on the gold price.

Overall, a lower U.S. dollar should lead to higher costs in U.S. dollar terms to identify and explore for gold but could be more than offset by higher gold prices, resulting in greater interest in gold exploration companies. Conversely, if the U.S. dollar strengthens further, interest in the gold exploration sector could be reduced.

Summary of the last five fiscal years ending December 31

	2015	2014	2013	2012	2011
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated loss for the period	(391,723)	(687,057)	(750,942)	(7,631,636)	(5,794,927)
Net loss (gain) attributable to non-controlling interest	(35,642)	(6,842)	8,849	466,378	470,170
Net loss Xtra-Gold Resources Corp.	(427,365)	(693,899)	(742,093)	(7,165,258)	(5,324,757)
Basic and diluted loss attributable to common shareholders per common share	(0.01)	(0.02)	(0.02)	(0.16)	(0.12)
Total current assets	1,049,334	1,124,733	1,717,195	2,692,522	7,374,906
Total assets	2,491,603	2,713,212	3,616,752	4,836,377	9,823,316
Total current liabilities	391,750	327,193	311,904	404,507	745,860
Total liabilities	391,750	327,193	515,299	931,491	917,255
Working capital	657,584	797,540	1,405,291	1,948,426	6,629,046
Capital stock	45,622	45,811	46,264	46,540	44,569
Total equity	2,099,853	2,386,019	3,101,453	3,904,866	8,906,061
Total Xtra-Gold Resources Corp. equity	3,039,127	3,360,935	4,083,211	4,877,795	9,412,592
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic and diluted weighted average number of common shares outstanding	45,721,507	45,996,481	46,481,748	44,698,113	43,815,678

Summary of Quarterly Results

		Basic and Diluted Income
Three Months Ended	Net Income (Loss)	(Loss) Per Share
	$	$

March 31, 2016	$(30,105)	$(0.00)
December 31, 2015	116,341	0.00
September 30, 2015	(316,271)	(0.01)
June 30, 2015	(44,670)	(0.00)
March 31, 2015	(182,765)	(0.00)
December 31, 2014	(130,615)	(0.00)
September 30, 2014	(15,068)	(0.00)
June 30, 2014	(293,144)	(0.01)
March 31, 2014	(255,072)	(0.01)
December 31, 2013	(244,225)	(0.01)
September 30, 2013	70,928	0.00
June 30, 2013	82,484	0.00
March 31, 2013	(651,280)	(0.01)
December 31, 2012	(2,701,993)	(0.06)

Results of Operations for the Three Months Ended March 31, 2016 as Compared to the Three Months Ended March 31, 2015

Our company’s net loss for the three months ended March 31, 2016 was $30,105 as compared to a net loss of $182,765 for the three months ended March 31, 2015, a reduction in loss of $152,660. Most of the improvement resulted from improved gold recovery results in the March 2016 quarter.

Our company’s basic and diluted net loss per share for the three months ended March 31, 2016 was $0.00 compared to a net loss of $0.00 per share for the three months ended March 31, 2015. The weighted average number of shares outstanding was 45,580,027 at March 31, 2016 compared to 45,745,306 for the three months ended March 31, 2015. The decrease in the weighted average number of shares outstanding can be attributed to the repurchase of shares over 2016 and 2015.

We incurred expenses of $186,896 in the three months ended March 31, 2016 as compared to $193,512 in the three months ended March 31, 2015, a decrease of $6,616. Amortization for the three months ended March 31, 2016 was $34,831 as compared to $36,553 for the three months ended March 31, 2015, a decrease of $1,722, as no equipment was purchased in 2016 or 2015. General and administrative (“G&A”) expenses were $78,685 in the three months ended March 31, 2016 as compared to $77,205 in the three months ended March 31, 2015, an increase of $1,480. Lower consulting and director costs were partly offset by increased regulatory costs. Exploration costs decreased by $6,374 to $73,380 as compared to $79,754 for the three months ended March 31, 2015, primarily due to a limited work program to date in 2016. All exploration costs were expensed in the periods.

During the March 2016 quarter, in connection with our Kibi project, exploration activities focused on the further definition of the Cobra Creek zone (i.e. formerly known as “Zone 5”). The Cobra Creek zone work focused on the mechanical stripping of approximately 800 square meters of bedrock exposure and 178 meters of trenching to follow up on auriferous occurrences discovered by recent prospecting efforts, and to further delineate the strike-extensions of the known gold-bearing shear zones; with a total of 128 saw-cut channel samples and 157 trench channel samples collected. An additional 31 rock composite chip samples were collected as part of an ongoing prospecting program focusing on the ground proofing of geophysical and structural geology targets on the Cobra Creek zone. Analytical results for these samples are currently pending from the laboratory. Cobra Creek zone work also included approximately 7 line-kilometers (245 samples) of infill soil geochemical sampling (started in December 2015) to further ground proof high priority Induced Polarization (IP)/Resistivity geophysical targets along the approximately 1.8 kilometer long Cobra Creek anomalous gold-in-soil trend. We did not conduct any exploration activities on our Kwabeng and Pameng project during the current reporting period.

We reported a gain of $163,766 related to other items for the three months ended March 31, 2016 compared to a gain of $11,752 for the three months ended March 31, 2015. Improved gold recovery results created most of the improvement.

During the three months ended March 31, 2016, we sold 426 ounces of fine gold from our gold recovery operations compared to 199 ounces of fine gold from our share of the placer gold operations received during the three months ended March 31, 2015. Our gold receipts, after royalties, during the three months ended March 31, 2016, generated a gain on gold recovery of $162,115 (March 31, 2015 – gain of $47,178). We recovered 581 raw ounces of gold during Q1 2016. Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups. We pay a 5% government royalty on our gold sales. Using local contractors promotes the local economy while avoiding illegal workings on our projects.

During the three months ended March 31, 2016, our company had a foreign exchange loss of $6,046 compared to a loss of $22,406 in the three months ended March 31, 2015 which can be attributed to a stronger U.S. dollar during the quarter against the Canadian dollar and Ghanaian cedi.

Our company’s portfolio of marketable securities had an unrealized gain of $7,870 in the three months ended March 31, 2016 compared to an unrealized loss of $13,007 in the three months ended March 31, 2015. Our company recognized a realized gain of $nil on the sale of securities in the three months ended March 31, 2016 compared to a realized gain of $nil from the sale of securities in the three months ended March 31, 2015 as no securities were sold in either period. Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Liquidity and Capital Resources

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants. During the three-month period ended March 31, 2016, our company repurchased 105,500 of our shares at a cost of $15,743 (2015 – 149,000 of our shares at a cost of $18,901).

At March 31, 2016, accounts payable and accrued liabilities increased slightly to $249,714 (December 31, 2015 - $246,721), due to an increase in costs related to gold sales. Our cash and cash equivalents as at March 31, 2016 were sufficient to pay these liabilities. We believe that our company has sufficient working capital to achieve our 2016 operating plan.

At March 31, 2016, we had total cash and cash equivalents of $742,958 (December 31, 2015 - $862,552). Working capital as of March 31, 2016 was $653,542 (December 31, 2015 - $657,584). The decrease in working capital was not significant and mostly reflects less cash, greater investments and greater inventories in 2016. During the three-month period ended March 31, 2016, our company purchased $60,165 in tradable securities.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities. There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our shares of common stock, warrants and stock options outstanding as at May 3, 2016, March 31, 2016, December 31, 2015, December 31, 2014 and December 31, 2013 were as follows:

	May 3, 2016	March 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013
Common Shares	45,556,917	45,556,917	45,662,417	45,811,417	46,263,917
Warrants	-	-	-	-	964,500
Stock Options	2,527,000	2,127,000	2,235,000	2,426,000	2,489,000
Fully diluted	48,083,917	47,683,917	47,897,417	48,237,417	49,717,417

Subsequent to the end of the quarter, the Company announced it intends to conduct a non-brokered private placement of 2,500,000 units for gross proceeds of CAD$1,000,000. Each unit is expected to consist of one common share and one-half of one common share purchase warrant. Each full warrant will be convertible into one common share for CAD$0.65 for a period of 15 months from the date of the placement. The placement is subject to regulatory approval.

As of the date of this MD&A, the exercise of all outstanding warrants and options would raise approximately $0.5 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles. Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2016 budget to carry out our plan of operations is approximately $1,000,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B – Information on Xtra-Gold – Business Overview”. These expenditures are subject to change if management decides to scale back or accelerate operations.

We believe that we are adequately capitalized to achieve our operating plan for fiscal 2016. As is typical for junior exploration companies, we will require additional funds from equity sources to maintain the current momentum on our projects. At December 31, 2015, there were no borrowings or capital expenditure commitments made by our company.

Recent Capital Raising Transactions

There were no capital raising transactions in 2016, 2015, 2014, or 2013.

Going Concern

We have incurred net losses of $26,704,842 since inception through March 31, 2016. The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2015, 2014 and 2013 contains an explanatory paragraph regarding our ability to continue as a going concern based upon an ongoing history of financial losses and because our company is dependent on our ability to raise additional capital, which may not be available when required, to implement our business plan. These conditions are typical for junior exploration companies. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. There are no assurances we will be successful in our efforts to increase our revenues and report profitable operations or to continue as a going concern.

Related Party Transactions

During the three-month periods ended March 31, 2016 and March 31, 2015, the Company entered into the following transactions with related parties:

	March 31,	March 31,
	2016	2015

Consulting fees paid or accrued to officers or their companies	$111,070	$99,012
Directors’ fees	546	3,021

Stock option grants to officers and directors	—	—
Stock option grant price range	—	—

Of the total consulting fees noted above, $45,064 (March 31, 2015 - $28,974) was paid by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $22,532 (March 31, 2015 - $14,487) of this amount. As at March 31, 2016, $66,160 (December 31, 2015, $51,096) remains payable to this related company and $5,000 (December 31, 2015, $10,000) remains payable to the related party.

A total of 1,231,000 stock options previously granted to related parties were amended in 2015 by re-pricing these options to CAD$0.15 per share and a total of 424,000 stock options previously granted to related parties were amended in 2015 by re-pricing these options to CAD$0.225 per share.

Material Commitments

Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

•	to the Minerals Commission of Ghana for:

•	an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence);
•	a grant of a mining lease (currently $100,000);
•	an extension of a mining lease (currently $100,000);
•	annual operating permits; and
the conversion of a reconnaissance license to a prospecting license (currently $20,000);

•	to the Environmental Protection Agency of Ghana for:

•	processing and certificate fees with respect to EPA permits;
•	the issuance of permits before the commencement of any work at a particular concession; or
•	the posting of a bond in connection with any mining operations undertaken by our company; and

•	for a legal obligation associated with our mineral properties for clean up costs when work programs are completed. We are committed to expend an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the area covered by our mining leases and future reconnaissance and prospecting licenses for our following concessions and such other financial commitments arising out of any approved exploration programs in connection therewith:

•	the Apapam concession (Kibi project);
•	the Kwabeng concession (Kwabeng project);
•	the Pameng concession (Pameng project);
•	the Banso concession (Banso project); and
•	the Muoso concession (Muoso project).

Upon and following the commencement of gold production at any of our projects, a royalty of the net smelter returns is payable quarterly to the Government of Ghana as prescribed by legislation.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities. While we do not expect we will be buying any equipment in the foreseeable future, we will continue to assess the situation and weigh our program needs against equipment availability.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Significant Accounting Applications

Application of Critical Accounting Policies

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Generally accepted accounting principles

These condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America (“US GAAP”).

Principles of consolidation

These condensed consolidated financial statements include the accounts of our company, our wholly owned subsidiaries, Xtra Energy (from October 31, 2003), XG Exploration (from February 16, 2004), XOG (from October 20, 2005) and XOGG (from March 2, 2006) and our 90% owned subsidiary, XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes. Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Cash and cash equivalents

Our company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At March 31, 2016 and December 31, 2015, cash and cash equivalents consisted of cash held at financial institutions.

Receivables

Management has evaluated all receivables and has provided allowances for accounts where it deems collection doubtful. No allowance for doubtful accounts was recorded during the three-month period ended March 31, 2016. During the year ended December 31, 2015 the Company recorded allowance for doubtful accounts of $97,493.

Inventory

Inventories are initially recognized at cost and subsequently stated at the lower of cost and net realizable value. The Company’s inventory consists of raw gold. Costs are determined using the first-in, first-out (“FIFO”) method and includes expenditures incurred in extracting the raw gold, other costs incurred in bringing them to their existing location and condition, and the cost of reclaiming the disturbed land to a natural state.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are written down to net realizable value when the cost of inventories is not estimated to be recoverable due to declining selling prices, or other issues related to the sale of gold.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

Trading securities

Our company’s trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

Non-Controlling Interest

The condensed consolidated financial statements include the accounts of XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated upon consolidation. Our company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

Furniture and equipment	20%
Computer equipment	30%
Vehicles	30%
Exploration equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value. Exploration costs incurred on mineral properties are expensed as incurred. Development costs incurred on proven and probable reserves will be capitalized. Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses). When our company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.

Long-lived assets

Long-lived assets held and used by our company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Asset retirement obligations

Our company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. Our company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Stock-based compensation

The Company accounts for stock-based compensation under the provisions of ASC 718, “Compensation-Stock Compensation”. Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date for all stock-based awards to employees and directors and is recognized as an expense over the requisite service period, which is generally the vesting period. The Black-Scholes option valuation model is used to calculate fair value.

The Company accounts for stock compensation arrangements with non-employees in accordance with ASC 505 which requires that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. Non-employee stock-based compensation charges are amortized over the vesting period on a straight-line basis. For stock options granted to non-employees, the fair value of the stock options is estimated using a Black-Scholes valuation model.

Warrants

Our company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

Income taxes

Our company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Loss per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the year. To calculate diluted loss per share, the Company uses the treasury stock method and the if converted method. As of March 31, 2015 and December 31, 2015, there were nil warrants and 2,127,000 stock options (December 31, 2015 - 2,235,000 stock options) outstanding which have not been included in the weighted average number of common shares outstanding as these were anti-dilutive.

Foreign exchange

Our company’s functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end. Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation. Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

Financial instruments

Our company’s financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities. It is management’s opinion that our company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values unless otherwise noted. Our company has its cash primarily in commercial banks in Toronto, Ontario, Canada.

Fair value of financial assets and liabilities

Our company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Our company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short term nature of these instruments. Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The following table presents information about the assets that are measured at fair value on a recurring basis as of December 31, 2015, and indicates the fair value hierarchy of the valuation techniques our company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset:

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	March 31,	Markets	Inputs	Inputs
	2016	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash and cash equivalent	$742,958	$742,958	$—	$—
Restricted cash	221,322	221,322	—	—
Marketable securities	178,719	178,719	—	—
Total	$1,142,999	$1,142,999	$—	$—

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of March 31, 2016, the Company held $401,454 (December 31, 2015- $468,750) in low risk money market funds which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. The company has contracted to sell all its recovered gold through a licensed exporter in Ghana.

Recently Adopted Accounting Pronouncements

Our company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on our company’s consolidated financial position, results of operations or cash flows.

Recent accounting pronouncements

In February 2015, the FASB issued ASU 2015-02, "Consolidation (Topic 810): Amendments to the Consolidation Analysis," which makes changes to both the variable interest model and voting interest model and eliminates the indefinite deferral of FASB Statement No. 167, included in ASU 2010-10, for certain investment funds. All reporting entities that hold a variable interest in other legal entities will need to re-evaluate their consolidation conclusions as well as disclosure requirements. This ASU is effective for annual periods beginning after December 15, 2015, and early adoption is permitted, including any interim period. The Company does not expect the adoption of this guidance to have an impact on the consolidated financial statements.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or our company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold’s properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers

Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Potential to expand the NI 43-101 resources on Xtra-Gold’s existing projects and achieve its growth targets

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.

Operating, exploration and development costs will be consistent with our expectations.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Forward-Looking Statements	Assumptions	Risk Factors

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.

Ability to meet working capital needs for fiscal 2016

Operating and exploration activities and associated costs will be consistent with our current expectations.

Capital markets and financing opportunities are favourable to Xtra- Gold.

Sale of any investments, if warranted, on acceptable terms.

Xtra-Gold continues as a going concern.

Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.

Plans, costs, timing and capital for future exploration and development of Xtra-Gold’s properties including the potential impact of complying with existing and proposed laws and regulations

Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.

Management’s outlook regarding future trends	Availability of financing. Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.	Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Forward-Looking Statements	Assumptions	Risk Factors
Prices for gold and other commodities will be favourable to Xtra-Gold. Government regulation in Ghana will support development of any deposit.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold’s ability to predict or control. Please also make reference to those risk factors listed in the “Risk Factors” section above. Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated: May 3, 2016